Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated April 25, 2019, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other applicable laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Papa Murphy’s Holdings, Inc.

at

$6.45 Net Per Share

by

MTY Columbia Merger Sub, Inc.

a wholly owned subsidiary of

MTY Franchising USA, Inc.

MTY Columbia Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of MTY Franchising USA, Inc. (“MTY”), a Delaware corporation and a wholly owned subsidiary of MTY Food Group Inc. (“Parent”), is offering to purchase, subject to the satisfaction or waiver of certain conditions, including the Minimum Condition (as defined below), any and all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Papa Murphy’s Holdings, Inc., a Delaware corporation (“Papa Murphy’s”), at a price of $6.45 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Stockholders of record who tender directly to American Stock Transfer & Trust Co., LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M. (12:00 MIDNIGHT), EASTERN TIME, ON WEDNESDAY, MAY 22, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 10, 2019 (as it may be amended from time to time, the “Merger Agreement”), by and among MTY, Purchaser and Papa Murphy’s. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into Papa Murphy’s (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with Papa Murphy’s continuing as the surviving corporation in the Merger and thereby becoming a wholly owned subsidiary of MTY. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no vote of the stockholders of Papa Murphy’s will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, each Share that is outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Papa Murphy’s as treasury stock, (ii) owned by Purchaser or (iii) held by Papa Murphy’s stockholders who properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive $6.45 per Share in cash, without interest and subject to any required withholding of taxes. Following the Merger, Papa Murphy’s will cease to be a publicly traded company.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the HSR Condition. The “Minimum Condition” requires that the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not properly withdrawn, together with any Shares owned by Purchaser or its affiliates, equals at least a majority of the outstanding Shares as of one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on Wednesday, May 22, 2019 (the “Expiration Time,” unless Purchaser has extended the period during which the Offer is open in accordance with the terms of the Merger Agreement, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, will expire). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not been received prior to the Expiration Time are excluded. The Offer is also subject to other conditions as described in the Offer to Purchase. The conditions to the Offer must be satisfied or waived on or prior to the Expiration Time.

The board of directors of Papa Murphy’s has duly (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Papa Murphy’s and its stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared it advisable that Papa Murphy’s enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger Agreement and the Merger be governed by and effected under Section 251(h) of the DGCL; (iv) recommended that the stockholders of Papa Murphy’s tender their Shares in the Offer; and (v) to the extent necessary, adopted resolutions having the effect of causing the Merger, the Merger Agreement, the Support Agreement (as defined in the Offer to Purchase) and the transactions contemplated by the Merger Agreement and the Support Agreement not to be subject to any state takeover law or similar law, rule or regulation that might otherwise apply to the Merger or any such transaction, in each case, on the terms and subject to the conditions of the Merger Agreement.

The Merger Agreement contains provisions governing the circumstances in which the Offer may be extended. Specifically, the Merger Agreement provides that Purchaser will extend the Offer on one or more occasions (i) for the minimum period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the staff thereof or the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer, and (ii) if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, for periods of at least five business days (or such other duration as may be agreed to by MTY and Papa Murphy’s) per extension in order to permit the satisfaction of such Offer Condition(s), except that if the Minimum Condition is the only Offer Condition that has not been satisfied or waived, Purchaser will not be required to, but may in its sole discretion, extend the Offer for more than one such five business day extension. Purchaser and MTY will not be required to extend the Offer beyond August 8, 2019 (the “Outside Date”).

If Purchaser extends the Offer, it will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., Eastern Time, on the next business day after the day of the previously scheduled Expiration Time.

Subject to the applicable rules and regulations of the SEC, Purchaser and MTY expressly reserve the right to increase the Offer Price, waive any Offer condition or modify the terms of the Offer in a manner consistent with the terms of the Merger Agreement, except that, without the prior written consent of the Papa Murphy’s, Purchaser and MTY are not permitted to (i) reduce the maximum number of Shares they are seeking to purchase in the Offer, (ii) reduce the Offer Price or change the form of consideration payable in the Offer, (iii) change, modify or waive the Minimum Condition, (iv) impose conditions to the Offer that are in addition to the Offer conditions set forth in the Merger Agreement, (v) modify or amend any existing Offer conditions in a manner adverse to the holders of the Shares, (vi) extend or otherwise change the Expiration Time (except as otherwise required or expressly permitted by the terms of the Merger Agreement), (vii) provide for any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (viii) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that materially delays or unreasonably interferes with, hinders or impairs the consummation of the Offer, or (ix) terminate the Offer prior to its scheduled Expiration Time (unless the Merger Agreement is terminated in accordance with its terms).

Upon the terms and subject to the satisfaction, or to the extent permitted, waiver of the conditions of the Offer, Purchaser will, at or as promptly as practicable following the Expiration Time, irrevocably accept for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and Purchaser will pay for all such Shares at or as promptly as practicable (and in any event within three business days) following the date and time when they are irrevocably accepted for payment. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Parent or Purchaser pay interest on the Offer Price for the Shares by reason of any extension of the Offer or any delay in making such payment for the Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary. Holders of Shares who wish to tender their Shares pursuant to the Offer but cannot deliver such Shares and all other required documents to the Depositary by the Expiration Time or cannot comply with the procedure for book-entry transfer described in the Offer to Purchase by the Expiration Time, may nevertheless tender such Shares by following the procedure for guaranteed delivery set forth in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time, and may also be withdrawn at any time after June 24, 2019, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not properly withdrawn.

For a withdrawal to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and Purchaser’s determination will be final and binding. None of Purchaser, MTY, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notice.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Papa Murphy’s has provided Purchaser with Papa Murphy’s stockholder list and security position listing for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and the other Offer-related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Papa Murphy’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction to United States Holders (as defined in the Offer to Purchase) for United States federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares is urged to consult its tax advisor regarding the particular tax consequences to such holder of tendering Shares for cash in the Offer or exchanging Shares for cash pursuant to the Merger in light of such holder’s particular circumstances (including the application and effect of any state, local or non-U.S. laws).

The Offer to Purchase, the related Letter of Transmittal and Papa Murphy’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Papa Murphy’s and the reasons therefor) contain important information. Holders of Shares should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc. (the “Information Agent”) at its address and telephone numbers set forth below and on the back cover of the Offer to Purchase. Requests for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Purchaser nor MTY will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokerage Call: (212) 269-5550

Stockholders and All Others Call Toll-Free: (800) 207-3159

Email: frsh@dfking.com

April 25, 2019